20009012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48994

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Northland Securities, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 South Fifth Street Suite 3300
(No. and Street)

Minneapolis	MN	55402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dustin Alden — 612-851-5982
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name – *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 02 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Randy Nitzsche, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Northland Securities, Inc, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

Heather Grace McCauley
State of Minnesota
Notary Public
Commission No. 1067766400031
My Commission Expires 1/31/2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTHLAND SECURITIES, INC.

FINANCIAL STATEMENTS
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT

Years Ended December 31, 2019 and 2018

MHM

Mayer Hoffman McCann P.C.
1000 Campbell Mithun Tower, 222 S. Ninth St. ■ Minneapolis, MN 55402
Main: 612.339.7811 ■ Fax: 612.339.9845 ■ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Northland Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Northland Securities, Inc. ("The Company") as of December 31, 2019 and 2018, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, in conformity with accounting principles generally accepted in the United States of America.

Adoption of New Accounting Standard

As discussed in Note 3 to the financial statements, the Company changed its method of accounting for leases as a result of the adoption of Accounting Standards Codification Topic 842, Leases, effective January 1, 2019, electing to apply the new lease requirements as of the beginning of the period of adoption.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Northland Securities, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2002.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
February 28, 2020

NORTHLAND SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2019 and 2018

	2019	2018
ASSETS		
Cash and cash equivalents	$ 2,080,602	$ 2,356,515
Clearing deposit	250,000	250,000
Commissions receivable	6,937,403	10,659,913
Securities inventory	12,958,045	17,482,964
Investment securities	1,231,719	347,622
Other receivables	2,722,711	1,846,577
Property and equipment, at cost, less accumulated depreciation	2,544,207	2,841,303
Receivable from affiliates, net of allowance	2,563,944	1,711,121
Income taxes receivable	3,678	3,678
Deferred income taxes	-	135,335
Right-of-use lease asset	2,997,079	-
Other assets	995,332	1,117,084
TOTAL ASSETS	$ 35,284,720	$ 38,752,112
LIABILITIES		
Accounts payable, trade	$ 283,534	$ 330,435
Accrued expenses	8,452,479	12,485,024
Lease liability	5,637,180	-
Deferred income taxes	62,827	-
Income taxes payable	167,000	-
Securities sold, not yet purchased	2,439,659	8,133,182
TOTAL LIABILITIES	17,042,679	20,948,641
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 102,000 shares	1,020	1,020
Additional paid-in capital	14,668,008	14,668,008
TOTAL CAPITAL CONTRIBUTED	14,669,028	14,669,028
RETAINED EARNINGS	3,573,013	3,134,443
TOTAL STOCKHOLDER'S EQUITY	18,242,041	17,803,471
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 35,284,720	$ 38,752,112

See Notes to Financial Statements

NORTHLAND SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS

(1) Organization and nature of business

Northland Securities, Inc. (the Company) is principally engaged in providing securities brokerage, investment banking, and related financial services to individuals, institutions, corporations and municipalities. The Company is a wholly owned subsidiary of Northland Capital Holdings, Inc. (Holdings) and is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Municipal Securities Rulemaking Board (MSRB). The Company shares its facilities and certain other operating expenses and personnel with other wholly owned subsidiaries of Holdings including Northland Trust Services, Inc. (Trust), Northland Networks, Inc. and subsidiary (Networks) and Northland Directions, Inc. (Directions). These affiliated companies provide various financial services including consulting, commercial lending, placement agent, and paying agent services to institutional investors, businesses and government agencies.

The Company primarily acts as an introducing broker and dealer of securities with customers in various parts of the United States; however, most customers are located in the upper Midwest area. It clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer, who carries all the customers' accounts and maintains the related records.

(2) Financial instruments with off-balance sheet risk

Off-balance-sheet credit and market risk – In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities, options and bond transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing broker or dealer (clearing firm), who carries all the customer accounts and maintains the related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers.

The Company's customer securities activities are transacted on either a cash or margin basis. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines, requiring the customers to deposit additional collateral, or reduce positions, when necessary.

Credit risk – As an introducing broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporations, governments, institutional and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities and options transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. In the normal course of business the Company also holds securities sold, not yet purchased. This exposes the Company to the risk that it may be unable to reacquire a security to terminate a short position except at a price that is substantially in excess of the price it was originally sold.

(3) Significant accounting policies

Cash and cash equivalents – The Company considers cash in demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. At December 31, 2019 the Company maintained the majority of its cash and cash equivalents with two financial institutions and balances exceeded Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Commissions Receivable – Clearing firm receivable includes commissions on trades processed by the clearing firm, which are recorded on a trade date basis. These commissions receivable are paid to the Company as requested.

Receivables - Accounts receivable for fees, reimbursable expenses, and other services are uncollateralized customer obligations due under normal trade terms which require payment within 30 to 90 days from the invoice date depending on the service provided. Past due accounts receivable with invoice dates over the days allowed for collection are not charged interest.

Payments of accounts receivable from customers are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amount of accounts receivable may be reduced by a valuation allowance that reflects management's best estimate of the balances that will not be collected. Management's estimate of valuation allowance, if any, are based on accounts receivable balances that exceed 60 days past due and an assessment of the current creditworthiness for these accounts. Management's allowance for doubtful accounts was zero for both years ending December 31, 2019 and 2018.

Securities inventory – Securities consist of bonds, stock and other investments. The Company classifies its investments as trading securities. Firm trading securities are bought and held principally as inventory for the purpose of resale in the near term. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in revenues from trading income.

Commission income and related expenses for security transactions are recognized on a trade date basis.

Investment securities – Investments consist principally of equity securities (or equity equivalents in the case of warrants) in both private and publicly held companies. Equity securities are primarily obtained in addition to a cash fee from investment banking transactions. Equity positions in publicly held companies which are unrestricted (free to exercise in the case of warrants) are accounted for at fair value. Equity positions in publicly held companies which are restricted and not available to be exercised as of the financial statement date are accounted for at fair value and classified as restricted. Equity securities in privately held companies are classified as restricted investments and are accounted for at managements best estimation of fair value. Changes in fair value, including realized and unrealized gains and losses are included in other expense.

Property and equipment – Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense.

When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

Depreciation and amortization – Depreciation and amortization are computed on the straight-line method over the following estimated useful lives:

Assets	Useful Lives
Computer software and equipment	3 to 5 years
Furniture and fixtures	3 to 7 years
Leasehold improvements	The lease term

Impairment of long-lived assets – The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by the assets. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

Revenue from contracts with customers

Commissions - Revenues from customer transactions, including commissions, are reported on a trade date basis.

Underwriting revenues - Underwriting revenues are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. Investment banking revenues include management fees earned from securities offerings in which the company acts as an underwriter or agent and fees earned from providing financial advisory services. The Company may receive securities, stock or warrants of the company, for which services have been performed. The Company classifies securities, stock or warrants received for services as investment securities. The Company recognizes revenue based on the estimated fair value of the securities received. In addition, certain employees receive a portion of the securities received as compensation. These revenues and expenses are included in the statements of operation in the respective captions of commissions and fees and employee compensation and benefits. The subsequent values of the securities held are adjusted to fair value and the changes in value are included in the statements of operations in other income (expense). During 2019 and 2018, the Company recognized $2,230,000 and $325,000, respectively, of noncash investment banking fees and $743,000 and $136,000, respectively, of noncash compensation where securities were received.

The substantial majority of the Company's underwriting fees are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation. The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or underwriting arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary.

Underwriting expenses - All investment banking expenses are recognized as operating expenses.

Fee Income - The Company earns revenue for distribution and related support services performed related to mutual and other funds, fixed and variable annuities and insurance products. Depending on the product sold, the Company may receive an upfront fee for services, a trailing commission, or some combination thereof. Upfront commissions are generally based on a fixed rate applied, as a percentage, to amounts invested or the value of the contract at the time of sale and recognized at the time of sale (or in the case on insurance and annuity products, when the policy is accepted by the carrier). Trailing commissions are generally received monthly or quarterly while our client holds the investment or contract. As these trailing commissions are based on factors outside of our control, including market movement and client behavior (i.e., how long clients hold the investment, insurance policy or annuity contract), such revenue is recognized when it is probable that significant reversal will not occur.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements are generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is canceled.

Investment advisory fees - Fees earned from providing financial advisory services are recorded when the services have been performed and fees have been earned in accordance with the terms of the engagement. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the consumer. In some circumstances significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a given contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as accrued expenses. As of December 31, 2019 and 2018, management considered all such amounts and has determined them to be immaterial.

Other advisory and administrative fees are recorded as earned, with billed but not paid amounts included in receivables.

Other Revenue

The following streams of revenue are not subject to ASC 606 as they do not relate to revenue resulting from contracts with customers.

Trading income - Securities inventories are classified as trading securities. Securities inventory and securities sold not yet purchased are measured at fair value with realized and unrealized gains and losses included in trading income.

Interest and dividend income - Interest and dividend income is generated by securities inventories held by the Company. Income is recognized as earned.

Income taxes – Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management,

it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. Income tax expenses, as a percentage of income, differ from statutory rates mainly due to municipal interest income and expenses, which are non-taxable and non-deductible according to IRS regulations, such as portions of meals and entertainment expenses. Deferred taxes result principally from the difference in recognition of investment income and depreciation and amortization for financial statement and tax reporting purposes.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions that do not meet the "more likely than not" threshold, a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. The Company's policy is to recognize interest and penalties related to uncertain tax positions in the income tax provision. It is reasonably possible that the amount of unrecognized tax benefits will increase during the next 12 months; however, any potential change is not expected to have a material effect on the results of operations or financial position of the Company. The Company does not believe it has any tax positions at December 31, 2019 that would not meet the "more likely than not" threshold for uncertain tax purposes.

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recently adopted pronouncements – In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, "Leases (Topic 842)" ("ASU 2016-02"). ASU 2016-02 requires lessees to recognize a Right-of-Use (ROU) lease asset and lease liability on the Statement of Financial Condition for all leases with a term longer than 12 months and disclose key information about leasing arrangements. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from previous U.S. GAAP. The Company adopted ASU 2016-02 as of January 1, 2019, electing to apply the new lease requirements at the effective date, rather than the beginning of the earliest period presented. The company elected the practical expedient which allowed the Company to carry forward its prior conclusions on lease definition, classification and initial direct cost related to the existing leases as of the adoption date. Further, the Company elected the practical expedient to not separate lease components from nonlease components. Both at transition and for new leases thereafter, ROU lease assets and lease liabilities are initially recognized based on the present value of future minimum lease payments over the lease term, including nonlease components such as fixed common area maintenance costs and other fixed costs. Upon adoption of ASU 2016-02, the Company recognized a ROU lease asset of approximately \$3.8 million and a lease liability of approximately \$6.5 million. The difference in the ROU lease asset and liability is related to lease incentives. There were no changes to the recognition of rent expense in the Company's Statement of Operations due to the adoption of ASU 2016-02. In addition, the new guidance has not impacted the Company's net capital position.

Recently issued pronouncements – Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the Company.

Commitments and contingencies – In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such

proceedings would not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

From time to time, the Company will enter into subordinated loan agreements in order to maintain a minimum regulatory net capital ratio on a short term basis. FINRA regulation allows companies to take on such commitments three times per rolling 12 month basis. The Company carried no such commitments as of December 31, 2019 or 2018.

The Company also enters into underwriting commitments in the normal course of business. Transactions relating to any such underwriting commitments, that were open at December 31, 2019 and have subsequently settled, had no material effect on the statement of financial condition.

Subsequent events policy – Subsequent events have been evaluated through February 28, 2020, which is the date the financial statements were issued.

(4) Receivable from clearing organization

Amounts receivable from the Company's clearing firm consist of the following:

	December 31,	
	2019	2018
Clearing deposits	$ 250,000	$ 250,000
Commissions receivable	6,937,000	10,660,000
	$ 7,187,000	$ 10,910,000

(5) Securities inventory and securities sold, not yet purchased

The following is a summary of the fair value of major categories of securities owned and securities sold, not yet purchased as of December 31, 2019 and 2018.

December 31, 2019	Securities Inventory	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 60,000	$ -
Municipal bonds	7,576,000	-
Corporate debt securities	1,049,000	-
Government securities	4,273,000	2,440,000
Total	$ 12,958,000	$ 2,440,000

December 31, 2018	Securities Inventory	Securities Sold, Not Yet Purchased
Corporate equity securities	$ 180,000	$ 25,000
Municipal bonds	4,699,000	-
Government securities	12,604,000	8,108,000
Total	$ 17,483,000	$ 8,133,000

(6) Investment securities

Cost, fair value and aggregate unrealized gains and losses for investment securities at December 31, 2019 and 2018 are summarized below:

			Unrealized	
	Fair Value	Cost	Gains	Losses
December 31, 2019				
Equities - unrestricted, public	$ 264,000	$ 751,000	$ -	$ 487,000
Equities - restricted, public	679,000	1,400,000	-	721,000
Equities - restricted, private	289,000	289,000	-	-
Total	$ 1,232,000	$ 2,440,000	$ -	$ 1,208,000
December 31, 2018				
Equities - unrestricted, public	$ 257,000	$ 829,000	$ -	$ 573,000
Equities - restricted, public	52,000	112,000	-	60,000
Equities - restricted, private	39,000	39,000	-	-
Total	$ 348,000	$ 980,000	$ -	$ 633,000

(7) Property and equipment

The following is a summary of property and equipment:

	December 31, 2019	December 31, 2018
Cost of owned property and equipment:		
Computer software and equipment	$ 1,894,000	$ 1,790,000
Furniture and fixtures	995,000	990,000
Leasehold improvements	2,219,000	2,216,000
	5,108,000	4,996,000
Less accumulated depreciation	2,564,000	2,155,000
Total property and equipment	$ 2,544,000	$ 2,841,000

The aggregate depreciation and amortization expense were $409,000 and $372,000 for the years ended December 31, 2019 and 2018, respectively. Depreciation expense is included in occupancy on the statements of operations.

(8) Fair value measurements

Fair value measurement definition and hierarchy – ASC Topic 820 establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace, including the existence and transparency of transactions between market participants. Assets and liabilities with readily available quoted prices from an orderly market generally will have a higher degree of market price observability and require a lesser degree of judgment used in measuring fair value.

ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value. The guidance requires the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's perspective on the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The hierarchy consists of three levels as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access at the measurement date (most observable). Valuation adjustments and block discounts are not applied to Level 1 measurements.

Level 2 – observable inputs other than quoted prices for identical assets included within Level 1 (i.e. price quotes for similar assets).

Level 3 – unobservable inputs for the asset or liability to be used in pricing models (i.e. Black-Scholes) or matrix pricing.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the

marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

A financial instrument's categorization within the valuation hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Fair values of assets and liabilities measured on a recurring basis at December 31, 2019 and 2018 are as follows:

December 31, 2019	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Corporate equity securities	$ 60,000	$ 60,000	$ -	$ -
Municipal bonds	7,576,000	-	7,576,000	-
Government securities	4,273,000	-	4,273,000	-
Investment securities	1,232,000	13,000	79,000	1,140,000
Total assets	$ 14,190,000	$ 73,000	$ 12,977,000	$ 1,140,000
Securities sold, not yet purchased:				
Corporate equity securities	$ 943,000	$ 943,000	$ -	$ -
Government Sercurities	1,497,000	-	1,497,000	-
Total liabilities	$ 2,440,000	$ 943,000	$ 1,497,000	$ -

December 31, 2018	**Fair Value**	**(Level 1)**	**(Level 2)**	**(Level 3)**
Securities owned:				
Corporate equity securities	$ 180,000	$ 180,000	$ -	$ -
Municipal bonds	4,699,000	-	4,699,000	-
Government securities	12,604,000	-	12,604,000	-
Investment securities	348,000	23,000	-	325,000
Total assets	$ 17,831,000	$ 203,000	$ 17,303,000	$ 325,000
Securities sold, not yet purchased:				
Corporate equity securities	$ 25,000	$ 25,000	$ -	$ -
Government securities	8,108,000	-	8,108,000	-
Total liabilities	$ 8,133,000	$ 25,000	$ 8,108,000	$ -

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2019 from those used in 2018.

Corporate equity securities – valued at the closing price reported in the active market the individual security is traded.

Government securities – valued at the closing price reported in the market the individual security is traded.

Municipal bonds, corporate debt securities and certificates of deposit – valued at the closing price reported in the market the individual or similar bond/security is traded. When quoted prices are not available for identical or similar bonds/securities, it is valued using a discounted cash flows approach that maximizes observable inputs, such as current yields of similar investments, but includes adjustments for certain risks that may not be observable, such as credit or liquidity risks.

Investment Securities – valued at either the closing price reported in the active market the individual security is traded or using Black-Scholes pricing model, which includes unobservable inputs as discussed below

The carrying value of the Company's cash, cash equivalents, accounts receivable, account payable and accrued expenses approximate fair value because of the short-term maturity of these instruments.

The following table presents a reconciliation of level 3 assets and liabilities that are measured on a recurring basis, using significant unobservable inputs. There were realized losses of $33,000 and $9,000 for the years ended December 31, 2019 and 2018, respectively.

	December 31,	
	2019	2018
Beginning Balance	$ 325,000	$ 705,000
Total gains or losses (unrealized/realized)		
Included in earnings	(482,000)	(515,000)
Acquired	1,617,000	253,000
Settlements/sales	(320,000)	(118,000)
Ending balance	$ 1,140,000	$ 325,000
Change in unrealized gains or losses for the period included in earnings for assets held at the end of reporting date	$ (449,000)	$ (506,000)

The assets and liabilities measured using unobservable inputs are predominantly warrants of public companies not traded on the open market received as additional revenue for investment banking services performed. The Company uses the Black-Scholes Option Pricing Model for valuation purposes, which uses a risk-free rate of return, volatility of the underlying security and the expected terms of the warrants as significant inputs, among other factors. An additional discount is taken on restricted investment securities until the restriction period expires.

At December 31, 2019 the range of estimated warrant terms ranged from 0.02 to 8.65 years, risk free rate ranged from 1.69% to 1.93% and the volatility rate ranged from 48% to 176%. At December 31, 2018 the estimated ranges for warrant terms, risk free rate and volatility was 0.38 to 9.5 years, 2.46% to 2.69% and 50% to 111%, respectively. Weighted averages are shown below.

	December 31,	
	2019	2018
Estimated term	5.12	2.98
Risk-free interest rate	1.81	2.57
Volatility rate	55.75	66.4

(9) Income tax expense

The components of the provision for federal and state income taxes are as follows:

	2019	2018
Current income taxes		
Federal income taxes	$ 482,000	$ 667,000
State and local income taxes	157,000	272,000
Total current income tax expense	639,000	939,000
Deferred income taxes		
Federal deferred tax	154,000	(138,000)
State and local deferred tax	44,000	(40,000)
Total deferred income tax (benefit) expense	198,000	(178,000)
Total income tax expense	$ 837,000	$ 761,000

The components of deferred income taxes included on the statements of financial condition are as follows:

	Years Ended December 31,	
	2019	2018
Deferred tax assets:		
Accrued compensation and benefits	$ 216,000	$ 103,000
Warrant valuations	326,000	171,000
Accrued expenses	27,000	35,000
Defered lease liability	147,000	175,000
Total deferred tax assets	716,000	484,000
Deferred tax liabilities:		
Warrant income	769,000	262,000
Depreciation and amortization	10,000	87,000
Total deferred tax liabilities	779,000	349,000
Net deferred tax asset/liabilities	$ (63,000)	$ 135,000

The Company files a consolidated tax return with Holdings, Networks, Directions and Trust. The tax expense or benefit is allocated to each of the companies based on each company's proportionate share of the total income of the group. Any taxes currently payable would be due to Holdings. The Company reimbursed Holdings $469,000 during the year ended December 31, 2019, for its share of income taxes payable. The Company reimbursed Holdings $820,000 during the year ended December 31, 2018, for its share of taxes payable.

Holdings files tax returns, including returns for its subsidiaries, in the United States federal jurisdiction and in various state jurisdictions. In addition, the Company files separate state tax returns in those jurisdictions where it is required to do so. Uncertain tax positions are related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years after the date of filing, including extensions. In 2018 the Company was contacted by the IRS and notified that the 2016 tax return was selected for examination. As a result of that audit, which concluded in February of 2020, the Company has accrued a tax liability that is included in the Statement of Financial Condition. Management has determined that the amount accrued is immaterial to the financial statements as a whole.

(10) Lease Commitments

The Company conducts its operations in leased facilities. The leases have varying terms expiring through December 2028. The lease agreements provide for monthly rental payments ranging between $500 and $46,000, plus a proportionate share of operating expenses. Rent expensed under these arrangements was $1,304,000 and $1,366,000 for the years ended December 31, 2019 and 2018, respectively.

The Company is obligated under operating leases for office and computer equipment. The leases have varying terms expiring through June 2021. Aggregate payments under these leases amount to $9,000 per month. Rent expensed under these arrangements was $108,000 and $133,000 for the years ended December 31, 2019 and 2018, respectively.

Future minimum lease payments which must be made under non-cancellable lease agreements are:

Years Ending December 31,	Amounts
2020	$ 1,190,000
2021	867,000
2022	751,000
2023	686,000
2024	643,000
Thereafter	2,670,000
Total undiscounted minimum lease payments	6,807,000
Imputed interest	(1,170,000)
Total operating lease liabilities	$ 5,637,000
Weighted average remaining lease term	8.12 years
Weighted average discount rate	4.50%

In the table above, the weighted average discount rate represents the Company's incremental borrowing rate as of January 2019 for leases existing on the date of adoption of the new lease standard. No new leases have been entered into subsequent to the adoption of ASU 2016-02.

(11) Customer transactions

The Company does not hold customer funds or securities. Accordingly, the Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" under provisions of SEC Rule 15c3-3 based on Paragraph K(2)(ii) of that rule.

(12) Related party transactions

Networks, Trust and Directions are affiliates of the Company through common ownership by Holdings. In addition, the Company handles the payment of all salaries for the related companies. The affiliates reimburse the Company for the direct compensation and other direct costs as incurred and their portion of allocated expenses in accordance with shared service agreements. The Company received affiliate reimbursements totaling $36,000 and $50,000 for the years ending December 31, 2019 and 2018, respectively. The Company may also advance or receive advances from Holdings and Directions on an as needed basis and advances are expected to be repaid.

The Company has the following receivables from its affiliates at year end:

	December 31, 2019	December 31, 2018
Networks	$ 5,000	$ 153,000
Trust	2,000	6,000
Directions	226,000	-
Holdings	1,203,000	375,000
	$ 1,436,000	$ 534,000

The Company makes advances and loans to various employees during the year. The total amount due from employees at December 31, 2019 and 2018 was $1,128,000 and $1,177,000 respectively and is included in the statements of financial position under the caption "Receivables from affiliates". Employee advances are reported net of management allowance for amounts estimated as either not collectible or forgivable based on the terms of the advance.

(13) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c 3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital and net capital requirements of $9,627,000 and $774,000, respectively. The Company's aggregate indebtedness to net capital ratio was 1.21 to 1.

(14) Employee benefit plan

The Company has a contributory 401(k) plan (the Plan) that covers substantially all employees. Employees are eligible to participate in the Plan the first of the month following thirty days of employment. The Company has not provided a matching contribution through 2019.

(15) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended December 31,	
	2019	2018
Cash received: interest	$ 435,000	$ 625,000
Cash paid: interest	$ 266,000	$ 248,000
Cash paid: related party for taxes	$ 469,000	$ 820,000
Non-cash investing and financing arrangements:		
Leasehold improvements acquired through operating lease agreement	$ -	$ 2,514,000
Right-of-use lease asset arising from implementation of ASU 2016-02	$ 3,637,000	$ -
Lease liability arising from implementation of ASU 2016-02	$ 6,502,000	$ -
Accrued expenses reduced due to implementation of ASU 2016-02	$ 2,865,000	$ -

NORTHLAND
SECURITIES

February 27, 2020

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

RE: Annual Audit Report for Northland Securities, Inc. (CRD # 40258)

To Whom it May Concern:

Pursuant to Securities and Exchange Commission (SEC) Rule 17a-5 for broker dealers registered under Section 15 of the Act of 1934, please find enclosed two copies of a long and short version of the 2019 audited financial statements for Northland Securities, Inc. The two long versions are separately bound and marked for confidential purposes.

In addition, enclosed is a copy of the SIPC Supplemental Report including the form SIPC-7T for 2019.

If you have any questions or require further information please contact the undersigned at (612) 851-5982.

Sincerely,

Dustin Alden

Dustin R. Alden
CFO

Enclosures.